UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCG FINANCIAL ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

78404K103
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78404K103

1.	names of Reporting Persons SCG Financial Holdings LLC
2.	check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Illinois
NUMBER OF	5.	sole voting power 1,523,810
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 0
EACH REPORTING PERSON	7.	sole dispositive power 1,523,810
WITH	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 1,523,810
10.	check if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) 16%(1)
12.	type of Reporting Person OO

(1)  Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

(Page 2 of 10 Pages)

CUSIP NO. 78404K103

1.	names of Reporting Persons Gregory H. Sachs*
2.	check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization Illinois
NUMBER OF	5.	sole voting power 761,905
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 0
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,523,810
9.	aggregate amount beneficially owned by each reporting person 1,523,810*
10.	check if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) 16%*(1)
12.	type of Reporting Person IN

* Mr. Sachs is a manager of SCG Financial Holdings LLC and in such role has shared dispositive power over 1,523,810 shares of the Issuer’s common stock owned by SCG Financial Holdings LLC and sole voting power over 761,905 of such shares.  As a result of such shared dispositive power and sole voting power, Mr. Sachs may be deemed to be the beneficial owner of the shares of Issuer’s common stock owned by SCG Financial Holdings LLC.  Mr. Sachs disclaims beneficial ownership of any shares of Issuer’s common stock in which he does not have a pecuniary interest.

(1)  Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

(Page 3 of 10 Pages)

Item 1.

(a)         Name of Issuer:

SCG Financial Acquisition Corp. (the “Issuer”)

(b)        Address of Issuer's Principal Executive Offices:

             615 N. Wabash Avenue, Chicago, Illinois 60611

Item 2.

(a)         Name of Person Filing:

This statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”);

(i)        SCG Financial Holdings LLC (“SCG Financial Holdings”); and

(ii)       Gregory H. Sachs (“Mr. Sachs”).

(b)         Address of Principal Business Office or, if None, Residence:

(i)        the Principal Business Office of SCG Financial Holdings is 615 N. Wabash Avenue, Chicago, Illinois 60611

(ii)       Mr. Sachs’ address is c/o SCG Financial Holdings LLC, 615 N. Wabash Avenue, Chicago, Illinois 60611

(c)         Citizenship:

(i)        SCG Financial Holdings LLC is an Illinois limited liability company

(ii)       Mr. Sachs is a citizen of the United States of America

(d)         Title of Class of Securities:

Common Stock, par value $0.0001 per share.

(e)         CUSIP Number:

78404K103

Item 3.               If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)         ☐Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)         ☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)         ☐Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(Page 4 of 10 Pages)

(d)         ☐Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)         ☐An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)          ☐An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)         ☐A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)         ☐A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)          ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)          ☐A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

If filing as a non-US institution in accordance with Rule 13d-1(b)(l)(ii)(J), please specify the type of institution: _______________________;

(k)         ☐Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

 Not applicable.

Item 4.               Ownership.

(a)         Amount beneficially owned:

SCG Financial Holdings directly owns 1,523,810 shares of the Issuer’s common stock, par value $0.0001 per share, to which this statement on Schedule 13G relates (the “Founder Shares”). Mr. Sachs, as a manager of SCG Financial Holdings and indirectly as sole beneficiary of the Gregory H. Sachs Revocable Trust Dt. April 24, 1998 and as father to the beneficiaries of the 2011 Sachs Family Trust, each of which are members of SCG Financial Holdings, beneficially owns 1,523,810 Founder Shares. In connection with an investment in SCG Financial Holdings by 2012 DOOH Investments LLC (“DOOH Investments”), the number of Founder Shares over which Mr. Sachs has the right to direct the vote of was reduced from 1,523,810 to 761,905 Founder Shares (the “Voting Rights”), subject to the terms of a letter agreement (the “Letter Agreement”) entered into by SCG Financial Holdings, Mr. Sachs and the other parties thereto in connection with the Issuer’s initial public offering. Mr. Sachs possesses voting discretion (subject to voting restrictions contained in the Letter Agreement) with respect to the 761,905 Founder Shares that are subject to the Voting Rights as one of the two managers of SCG Financial Holdings. As a result, (i) SCG Financial Holdings may be deemed to have sole voting power with respect to 1,523,810 Founder Shares and (ii) Mr. Sachs may be deemed to have sole voting power with respect to the 761,905 Founder Shares that are subject to the Voting Rights and each, therefore beneficially own such Founder Shares. The two managers of SCG Financial Holdings, Mr. Sachs and DOOH Investment Manager LLC, share the power to dispose, or direct the disposition, of all of the 1,523,810 Founder Shares, subject to restrictions on transfer set forth in the Letter Agreement. Mr. Sachs, in his capacity as a manager of SCG Financial Holdings, may also be deemed to share investment discretion with respect all of the 1,523,810 Founder Shares.

(Page 5 of 10 Pages)

(b)         Percent of class:

16.0% (1)

(c)         Number of shares as to which each Reporting Person has:

(i)        Sole power to vote or to direct the vote:
SCG Financial Holdings:                                                                 1,523,810 (1)
Gregory H. Sachs:                                                                               761,905 (1)(2)

(ii)       Shared power to vote or to direct the vote:
            n/a

(iii)      Sole power to dispose or to direct the disposition of:
SCG Financial Holdings:                                                                 1,523,810 (1)
Gregory H. Sachs:0 (1)(2)

(iv)      Shared power to dispose or to direct the disposition of:
SCG Financial Holdings:                                                                 1,523,810 (1)
Gregory H. Sachs:                                                                            1,523,810 (1)(2)

(1)
Based on 9,523,810 outstanding shares of the Issuer’s common stock as of November 23, 2012, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2012.

(2)
Mr. Sachs is a manager of SCG Financial Holdings and in such role has shared dispositive power over 1,523,810 shares of the Issuer’s common stock owned by SCG Financial Holdings and sole voting power over 761,905 of such shares. As a result of such shared dispositive power and sole voting power, Mr. Sachs may be deemed to be the beneficial owner of the shares of Issuer’s common stock owned by SCG Financial Holdings. Mr. Sachs disclaims beneficial ownership of any shares of Issuer’s common stock in which he does not have a pecuniary interest.

(Page 6 of 10 Pages)

Item 5.              Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.              Ownership of More than Five Percent on Behalf of Another Person.

SCG Financial Holdings directly owns the 1,523,810 shares of the Issuer’s common stock to which this statement on Schedule 13G relates. Mr. Sachs and DOOH Investment Manager LLC, as managers of SCG Financial Holdings, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, such shares, subject to the provisions of the Second Amended and Restated Operating Agreement of SCG Financial Holdings.

Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.               Identification and Classification of Members of the Group.

 See Exhibit 99.1

Item 9.               Notice of Dissolution of Group.

                           Not applicable.

Item 10.            Certifications.

Not applicable.

(Page 7 of 10 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2013

SCG Financial Holdings LLC By: /s/ Gregory H. Sachs Name: Gregory H. Sachs Title: Manager
/s/ Gregory H. Sachs Name: Gregory H. Sachs

(Page 8 of 10 Pages)

EXHIBITS

99.1	Joint Filing Agreement.

(Page 9 of 10 Pages)